SEC
Mail Processing
Section

FEB 28 2014

shington DC
405

14046890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67391

FACING PAGE

...ation Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Frank Crystal Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 18 Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan H. Finesilver Crystal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Frank Crystal Capital, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

EVP

Title

Notary Public

NURIA HERNANDEZ
Notary Public, State of New York
No. 01HE6197749
Qualified in Bronx County
Commission Expires 12/08/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

FRANK CRYSTAL CAPITAL, INC.

(a wholly owned subsidiary of Frank Crystal & Co., Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

FRANK CRYSTAL CAPITAL, INC.

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Frank Crystal Capital, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Frank Crystal Capital, Inc. ("the Company"), a wholly owned subsidiary of Frank Crystal & Co., Inc., as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Frank Crystal Capital, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 27, 2014

FRANK CRYSTAL CAPITAL, INC.
(a wholly owned subsidiary of Frank Crystal & Co., Inc.)

Statement of Financial Condition
December 31, 2013

ASSETS	
Cash	$ 549,299
Receivable from broker	19,165
Prepaid expenses	5,675
	$ 574,139
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Due to Parent	$ 67,513
Stockholder's equity:	
Common stock - stated value; 1,500 shares authorized, 100 shares issued and outstanding	1,000
Additional paid-in capital	102,763
Retained earnings	402,863
Total stockholder's equity	506,626
Total liabilities and stockholder's equity	$ 574,139

See notes to statement of financial condition

FRANK CRYSTAL CAPITAL, INC.
(a wholly owned subsidiary of Frank Crystal & Co., Inc.)

Notes to Statement of Financial Condition
December 31, 2013

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Frank Crystal Capital, Inc. (the "Company"), a direct wholly owned subsidiary of Frank Crystal & Co., Inc. (the "Parent"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America.

[2] Revenue recognition:

The Company's Parent entered into a Service Agreement with an introducing broker-dealer ("Service Agreement") under which certain insurance producers employed by the Parent were made available to the introducing broker-dealer to become registered representatives of that introducing broker-dealer. In connection with the Service Agreement, the Company also entered into a Referral Agreement ("Referral Agreement") as of February 28, 2007, with the same introducing broker-dealer.

Under the Referral Agreement, the Company refers to the introducing broker-dealer customers of the Parent for potential consideration of investment products. The introducing broker-dealer will pay the Company a referral fee where a referred customer purchases a securities product through the introducing broker-dealer. This introducing broker-dealer is the exclusive introducing broker-dealer to which the Company will make such referrals. The referral fee earned by the Company is a portion, as agreed to by the introducing broker-dealer and the Company, of the gross revenue earned by the introducing broker-dealer from the securities transaction involving those referred customers.

Referral fee revenue earned from the introducing broker-dealer is recorded as revenue on a trade date basis associated with the transaction as reported by the introducing broker-dealer. The Company does not have any recourse to the independent broker-dealer regarding referral compensation amounts received and reported by the independent broker-dealer.

[3] Income taxes:

The Company is considered as a Qualified Subchapter S Subsidiary ("QSUB") for federal and New York State purposes. All of the Company's income and expenses are included in the federal and New York State S Corporation return of the Parent. The Company files as part of a combined return for New York City purposes as a subsidiary of the Parent since New York City does not recognize QSUB status.

The Company recognizes tax benefits or expense on the temporary differences between the tax bases and the book bases of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2013, the Company had no deferred tax assets or liabilities.

The Company evaluated the recognition, measurement and disclosure requirements of tax positions taken or expected to be taken on a tax return and determined that there are no uncertain tax positions at December 31, 2013. Tax years for 2010 and thereafter are subject to examination by the appropriate taxing authorities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[5] Cash:

Cash is comprised of the Company's operating funds, which are maintained in one account and at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. In the event of the financial institution's insolvency, the recovery of cash may be limited.

[6] Receivable from broker:

Referral fees from securities transactions executed, but unsettled at the introducing broker-dealer, are reflected as receivable from broker in the statement of financial condition.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2013, the Company had net capital, as defined, of $500,951, which was $495,951 in excess of its required minimum net capital.

The Company claims an exemption from the reserve requirement under SEC Customer Protection Rule 15c3-3 pursuant to section (k)(2)(i) and does not hold customers' funds or safe keep customers' securities.

NOTE D - RELATED PARTY TRANSACTIONS

The Parent provides facility and administrative services to the Company. The Company has an expense sharing agreement with the Parent whereby the Company is charged for its respective share of expenses, including, but not limited to, office space, personnel, equipment and insurance expenses. Due to Parent represented the amount due to the Parent at December 31, 2013 related to such expense sharing and current year New York City income tax. The agreement shall remain in effect until terminated by each of the parties upon 60 days' written notice.